UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)
Boston Carriers, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y0941T119
(CUSIP Number)
November 6, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange
Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes)


SCHEDULE 13G
CUSIP No.
Y0941T119

1
Names of Reporting Persons

Yousef Mohammad
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Kuwait
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  462306

6
  Shared Voting Power


  Not applicable

7
  Sole Dispositive Power


  462306

8
  Shared Dispositive Power


  Not applicable
9
Aggregate Amount Beneficially Owned by Each Reporting Person

462306
10
Check box if the aggregate amount in row (9) excludes certain shares

[ ]
11
Percent of class represented by amount in row (9)

15.10%
12
Type of Reporting Person (See Instructions)

IN
?
Item 1.
(a)	Name of Issuer: Boston Carriers, Inc.
(b)	Address of Issuer?s Principal Executive Offices:
29 Karneadou Str., Athens 10675, Greece
Item 2.
(a)	Name of Person Filing: Yousef Mohammad
(b)	Address of Principal Business Office or, if None, Residence:
P.O.Box 34052 Adiliya 73251 Kuwait
(c)	Citizenship:	Kuwait
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.:	Y0941T119
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14)
of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:
Item 4.	Ownership
(a)	Amount Beneficially Owned:  462306
 (b)	Percent of Class:  15.10%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 462306
	(ii)	Shared power to vote or to direct the vote: Not Applicable
(iii)	Sole power to dispose or to direct the disposition of: 462306
(iv)	Shared power to dispose or to direct the
disposition of: Not Applicable
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of more than Five Percent on Behalf of
Another Person. Not Applicable
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person. Not Applicable
Item 8.	Identification and classification of members
of the group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 21, 2017
By /s/ Yousef Mohammad
YOUSEF MOHAMMAD/MR
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